

EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 2505/7/8 (10 LINES)
TELEX: 11476 EVERMARINE, 21567 EVERMARINE



05005433

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

January 25, 2005

Re: The information required by Rule 12g3-2(b) from Evergreen Marine Corporation (Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2004 to December 31, 2004 for your file.

If you have any question, please feel free to contact the undersigned. (886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

FORM NO.:GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2004 to December 31, 2004

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

B Announcement of capital increase, issuance of new shares and new global depositary receipts (summary English version as attachment 1-B)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from July of 2004 to December of 2004 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: July 2, 2004

To announce for appointing Mr. Chen, Ying-Jia, chief of internal auditors, to replace Mr. Chen, Hsien-Hung from July 5, 2004.

2.Date: July 5, 2004

To announce for selling new-built containers to "Greencompass Marine S.A." in total amount of USD 16,443,114.91.

3.Date: July 19, 2004

To announce the issuing plan of the 2nd unsecured convertible bond in amount of NTD4,500,000,000.

4. Date: September 9, 2004

To announce the adjustment of conversion price of the 1st unsecured convertible bond from NT$28.6 to NT$26.98 and the 2nd unsecured convertible bond from NT$28.5 to NT$26.89.

5.Date: November 5, 2004

To announce the update of financial forecast of the Company for the year 2003 after examining by CPA.

6. Date: December 15, 2004

To announce the acquisition of 12 rubber-tired transtainer cranes from MITSUI ENGINEERING & SHIPBUILDING Co., Ltd. in total amount of USD 10,740,000.

Announcement of Capital Increase, Issuance of New Shares and New Global Depositary Receipts of Evergreen Marine Corporation (Taiwan) Ltd. (Summary English Version)

An issuance project of 128,812,666 new common shares of capitalization from retained earnings made by Evergreen Marine Corporation (Taiwan) Ltd. (the "Company") was approved by the Financial Supervisory Commission, Executive Tuan of Republic of China ("ROC") on August 13, 2004. And registration of capital increase of the Company was approved by the Ministry of Economic Affairs of R.O.C. on October 18, 2004.

New share certificates certified by the Trust Department of Cathay United Bank have been respectively delivered to each shareholders of the Company by registered mail or by book-entry system of the Taiwan Securities Central Depositary Co. Ltd. and traded on November 17, 2004.

For the issuance of new shares mentioned above, 87,246 new Global Depositary Receipts backed by 872,470 shares have been issued and traded on November 26, 2004.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Statements of operation for July 2004 (publicly announced on the website: http://mops.tse.com.tw)

   Date: August 10, 2004
   Net operating revenue: NTD 3,622,299,000
   Amount of Endorsements/Guarantees: NTD 38,126,748,000
   Balance of Third-Party Loan: NTD 0

2. Statements of operation for August 2004 (publicly announced on the website: http://mops.tse.com.tw)

   Date: September 10, 2004
   Net operating revenue: NTD 4,031,549,000
   Amount of Endorsements/Guarantees: NTD 37,618,985,000
   Balance of Third-Party Loan: NTD 0

3. Statements of operation for September 2004 (publicly announced on the website: http://mops.tse.com.tw)

   Date: October 8, 2004
   Net operating revenue: NTD 3,847,130,000
   Amount of Endorsements/Guarantees: NTD 36,383,561,000
   Balance of Third-Party Loan: NTD 0

4. Statements of operation for October 2004 (publicly announced on the website: http://mops.tse.com.tw)

   Date: November 10, 2004
   Net operating revenue: NTD 3,717,668,000
   Amount of Endorsements/Guarantees: NTD 36,499,437,000
   Balance of Third-Party Loan: NTD 0

5. Statements of operation for November 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 10, 2004
Net operating revenue: NTD 3,808,003,000
Amount of Endorsements/Guarantees: NTD 35,359,174,000
Balance of Third-Party Loan: NTD 0

6. Statements of operation for December 2004 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 10, 2005
Net operating revenue: NTD 3,612,900,000
Amount of Endorsements/Guarantees: NTD 33,839,096,000
Balance of Third-Party Loan: NTD 0